Exhibit 2.1
AMENDMENT TO
THE AGREEMENT AND PLAN OF MERGER
     THIS AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (THIS “AMENDMENT”), DATED AS OF May 12, 2011, BY AND AMONG KINDRED HEALTHCARE, INC. (“PARENT”), KINDRED HEALTHCARE DEVELOPMENT, INC. (“MERGER SUBSIDIARY”) AND REHABCARE GROUP, INC. (THE “COMPANY”).
WITNESSETH:
WHEREAS, Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of February 7, 2011; and
WHEREAS, pursuant to Section 10.03 of the Merger Agreement, the parties wish to amend the Merger Agreement as provided herein;
     NOW, THEREFORE, IN CONSIDERATION OF THE PREMISES AND THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS HEREIN CONTAINED, THE PARTIES AGREE AS FOLLOWS:
     Section 1.1. Definitions. Capitalized terms used but not defined in this Amendment shall the meanings set forth in the Merger Agreement.
     Section 2.1. Waiver of Standstills. Section 3.20(b) of the Merger Agreement is hereby deleted in its entirety and Section 5.02(f) is inserted as follows:
      (f) Notwithstanding anything herein to the contrary, the parties acknowledge that (i) all standstill undertakings entered into for the benefit of the Company prior to the date hereof are hereby deemed to have been waived by the Company and (ii) this Section 5.02(f) shall be for the benefit of the Company and the Persons that entered into these standstill undertakings.
     Section 2.2. Definition of Company Termination Fee. The last sentence of Section 10.04(b) of the Merger Agreement shall be amended and restated in its entirety, and shall be replaced with the following:
“Company Termination Fee” means an amount equal to $13,000,000 (thirteen million dollars).
     Section 2.3. Elimination of Three-Business Day Match Right.
     (a) Section 5.02(d) of the Merger Agreement shall be amended and restated in its entirety, and shall be replaced with the following:

     (d) Notwithstanding the foregoing, if prior to receipt of the Company Shareholder Approval, the Company Board receives a Superior Proposal or there occurs an event, fact, circumstance or development, that occurs after the date hereof that was not known or foreseen by the Company Board as of the date hereof (and not related to any Acquisition Proposal), that becomes known prior to receipt of the Company Shareholder Approval (a “Company Intervening Event”), the Company Board shall be entitled to effect a Company Adverse Recommendation Change provided that (i) the Company Board determines in good faith, after consultation with outside legal counsel to the Company, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, and in the case of a Superior Proposal, the Company Board approves or recommends such Superior Proposal; and (ii) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change, describing in reasonable detail the reasons for such Company Adverse Recommendation Change, including the material terms and conditions of any such Superior Proposal and a copy of the final form of any related agreements or a description in reasonable detail of such Company Intervening Event, as the case may be. Any material amendment or modification to any Superior Proposal, or any change to the amount or form of consideration in a Superior Proposal, made following delivery of the notice and other materials under Section 5.02(d)(ii) will be deemed to be a new Superior Proposal for purposes of this Section 5.02 and shall require delivery of new notice and other materials under Section 5.02(d)(ii). Notwithstanding the foregoing, the obligation of the Company to deliver a new notice and other materials under Section 5.02(d)(ii) shall apply only twice with respect to a particular Superior Proposal regardless of any subsequent amendment, modification or change to such Superior Proposal and the Company shall have no further obligation pursuant to the last sentence of Section 5.02(e) with respect to such Superior Proposal.
     (b) Section 9.01(d)(i) of the Merger Agreement shall be amended and restated in its entirety, and shall be replaced with the following:
     (i) at any time prior to the Company Stockholder Approval, the Company enters into a definitive agreement providing for a Superior Proposal after complying with Section 5.02 and satisfying the requirements and conditions set forth in clauses (i) and (ii) of Section 5.02(d); provided, that the Company shall have paid all amounts due pursuant to Section 10.04(b) in accordance with the terms, and at the times, specified therein.
     Section 3.1.
     (A) Other than as set forth in sections 2.1 through 2.3, this Amendment does not modify, change or delete any other addendum, term, provision, representation, warranty or covenant (the “Provisions”) relating to or contained in the merger Agreement, and all such provisions remain in full force and effect. For the avoidance of doubt, all references in the Merger Agreement to “the date hereof” or

“the date of this agreement” shall be deemed to be references to the date February 7, 2011.
      (b) this Amendment shall be governed by, and construed in accordance with, the laws of the state of Delaware, without giving effect to the choice of Law provisions thereof. This amendment may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
     (c) This Amendment and any of the provisions hereof may not be amended, altered or added to in any manner except by a document in writing and signed by each party.
     IN WITNESS WHEREOF, EACH OF THE PARTIES HAS CAUSED THIS AGREEMENT TO BE DULY EXECUTED ON ITS BEHALF AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.

KINDRED HEALTHCARE, INC.
By:	/s/ Paul J. Diaz
	Name:	Paul J. Diaz
	Title:	President and Chief Executive Officer

KINDRED HEALTHCARE DEVELOPMENT, INC.
By:	/s/ Paul J. Diaz
	Name:	Paul J. Diaz
	Title:	President and Chief Executive Officer

REHABCARE GROUP, INC.
By:	/s/ Patricia S. Williams
	Name:	Patricia S. Williams
	Title:	Senior Vice President, General Counsel and Corporate Secretary

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